Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere and incorporated by reference in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events could differ materially from those discussed in these anticipated in these forward-looking statements as a result of various factors.

A. Operating results.

Overview

We are a holding company incorporated under the laws of British Virgin Islands on March 24, 2020. As a holding company with no material operation of its own, we conduct substantially all our operations through an indirect Macau subsidiary, Luz. Luz is an 80%-owned subsidiary of Epsium HK. As of the date of this report on Form 6-K, Mr. Son I Tam, our CEO, Chairman, and principal shareholder, and the founder of Epsium and Luz, directly holds (i) 80.369% ownership interest in Epsium, (ii) 20% interest in Epsium HK, and (iii) 20% ownership interest in Luz.

Luz is an import trading and wholesaler of primarily alcoholic beverages in Macau. Through Luz, we import and sell a broad range of premium beverages, primarily alcoholic beverages and, in 2022, a small quantity of tea and fruit juice. The alcoholic beverages we sell include Chinese liquor, French cognac, Scottish whiskey, fine wine, Champagne, and other miscellaneous beverage alcohol. Sales of Chinese liquor are, by far, our most significant operation, and we are a top wholesaler of high-end Chinese liquor in Macau. We operate only in Macau.

Our unaudited consolidated financial statements presented herein consolidate the financial statements of Epsium, with the financial statements of its subsidiaries in the following structure chart:

EPSIUM ENTERPRISE LIMITED
("Epsium BVI")
(f/k/a Shengtao Investment Development Limited)
(a British Virgin Islands Company)
Son I Tam
100%
80%
Media Icon Limited
("Media Icon")
(a British Virgin Islands Company)
Epsium Enterprise Limited
("Epsium HK")
(a Hong Kong SAR Company)
20%
80%
Companhia De Comercio Luz Limitada
("Luz")
(as referred to "光贸易有限公司")
(a Macau SAR Company)
20%

	Class A Ordinary Shares		Class B Ordinary Shares		Total
	Beneficially Owned		Beneficially Owned		Voting
	Number	Percent	Number	Percent	Power*
Directors and Executive Officers:
Son I Tam	14,500	0.54%	10,774,000	100%	98.79%
Ut Ha Lei	-	-	-	-	-
Siu Keung Yeung	-	-	-	-	-
Kewei Joshua Cui	-	-	-	-	-
Ming Yin Gordon Au Yeung	-	-	-	-	-
All directors and executive officers as a group	14,500	0.54%	10,774,000	100%	98.79%

5% Principal Shareholders:
Son I Tam	14,500	0.54%	10,774,000	100%	98.79%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our Second Amended Memorandum and Articles of Association, holders of Class A Ordinary Shares are entitled to one vote per share on all matters subject to the vote at general meetings of the Company, and holders of Class B Ordinary Shares are entitled to 20 votes per share on all matters subject to the vote at general meetings of the Company.

Based on the structure, Mr. Son I Tam, our CEO, Chairman, and principal shareholder, constructively owns 99.23% of Luz. The Company and its subsidiaries are considered under common control.

The Operating Entity’s business focuses on import trading and wholesale of alcoholic beverages. The products available for sale come from countries/regions, including but not limited to, France, Chile, Australia, China, USA, and Scotland. The brands include, but are not limited to, Moutai, Xijiu, Wuliangye, Remy Martin Cognac, Macallan, Cointreau, Piper Heidsieck Champagne, French Fine Wines (Petrus, Lafite, Latour, Mouton, Margaux, Lynch Bages), and Red & White Wines. All products are sold to the customers through formal and legal channels on an original imported basis. The distribution channels of the Operating Entity cover most of the areas in Macau, including chain supermarkets, stores, clubs, restaurants, food courts, bars, hotels, and major gaming groups.

Following the relaxation of pandemic-related restrictions in January 2023, there was a temporary recovery in tourism and alcohol consumption driven by pent-up demand. This recovery was followed by a noticeable economic downturn, which led to a contraction in both wholesale market and high-end market. Heightened competition in the local market, coupled with consumers’ focus on cost-saving measures, further placed downward pressure on wholesale pricing.

According to Government of Macao Special Administrative Region Statistics and Census Service, although the volume of inbound visitors increased by 15.2% year-on-year in the first five months of 2025, consumption patterns have shifted. Non-gaming spending declined by 13.2% in the first quarter, while retail sales also fell by 15%, reflecting travelers’ cautious spending habits amid global economic uncertainty. On the other hand, compared to the general tourism, those attending MICE events and watching performances/sports events twice the general per capita spending in the first half of the year.

Although the overall market is in a downturn, we were actually aware the market and economic issues could impact our business. As a result, we have been actively seeking solutions and new strategies, exploring new directions and other business partnerships, especially now that the Government of Macao Special Administrative Region is promoting the city as the “Performing Arts Capital”, which Macao will host number of shows and different international conventions. Therefore, we have kept conducting market research to adjust our strategies and development focus, and we discovered a new growth path that may be suitable for us.

As a result, we are seeking corporation opportunities with performance promotion agency to create strong synergies, which can in turn boost beverage sales at the venues, including premium alcoholic products. Meanwhile, we are also actively exploring vertical integration opportunities to diversify and strengthen our revenue streams.

On March 27, 2025, the Company announced the closing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares began trading on the Nasdaq Capital Market on March 26, 2025 under the ticker symbol “EPSM.” The Company received aggregate gross proceeds of US$5.0 million from the IPO; after deducting underwriting discounts and other related expenses payable, the company received $4,240,500 in net proceeds from the IPO. In addition, the Company granted the underwriters a 45-day over-allotment option to purchase up to an additional 187,500 ordinary shares at the IPO price, less underwriting discounts. On April 16, 2025, the underwriter fully exercised the over-allotment option to purchase an additional 187,500 Ordinary Shares. The Company received $667,500 in net proceeds from the exercise of the over-allotment option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the over-allotment option took place on April 17, 2025.

On April 11, 2025, a subsidiary of the Company entered into an exclusive agent agreement (the “Exclusive Agent Agreement”) with an independent third-party agent incorporated in Hong Kong. This agreement authorizes the agent to exclusively represent the Company in the negotiation and acquisition of biotech-related intellectual property and projects for application in the wine vintage sector.

The Company and its subsidiaries are actively identifying and exploring investment opportunities to broaden their revenue base. The Board believes that the Exclusive Agent Agreement will facilitate the exploration of additional opportunities in biotech-related intellectual property and its applications in wine vintage, thereby diversifying the Group’s existing business portfolio.

The Exclusive Agent Agreement included total consideration of $100,000 for the service fees, with $50,000 paid upon signing of this agreement and $50,000 paid upon completion of the acquisition facilitated; also it required $900,000 refundable deposits to lock up at least a 6-month exclusive period. The Exclusive Agent Agreement is valid for twelve months from the date of the Exclusive Agent Agreement, unless terminated by either party with 30 days’ written notice.

On June 11, 2025, Mr. Son I, Tam who is the CEO of the Company purchased 100 shares of Epsium HK from Mr. Chi Long Lou by paying HK$1. After the purchases, Epsium BVI owns 80% of Epsium HK and Mr. Son I, Tam owns 20% of Epsium HK.

On August 22, 2025, the Company held an Extraordinary General Meeting at which shareholders: 1 approved re-designation and re-classification of the Company’s share capital into 800,000,000 Class A Ordinary Shares, 100,000,000 Class B Ordinary Shares (each carrying 20 votes), and 100,000,000 Preferred Shares. 2 approved amendments to the Company’s Memorandum and Articles of Association to reflect the new share structure and adopted the Second Amended and Restated M&A. 3 authorized the repurchase of 10,800,000 Class A Ordinary Shares from Son I Tam and the simultaneous issuance of 10,800,000 Class B Ordinary Shares to him, resulting in his acquisition of approximately 1% of the Company’s total authorized share capital.

For the six months ended June 30, 2025 and 2024, the Company had revenues of $3,042,988 and $7,114,095, and net (loss) incomes of $(699,106) and $467,874, respectively.

Principal Factors Affecting Our Financial Performance

●	Our operating results are primarily affected by general factors, including but not limited to China’s overall economic growth, Chinese consumers’ rising disposable income, and Chinese consumers’ increasing emphasis on quality of life. Unfavourable changes in any of these general factors could affect consumers’ demand for the products the Operating Entity sells and could materially and adversely affect our results of operations.

●	Our operating results are also affected by specific facts, including but not limited to the reputation of the brands and the manufacturers of the alcoholic beverage products that the Operating Entity sells, the fluctuating exchange rate and the exchange rate at the time we purchase inventory, our working relationships with our major suppliers and customers and our ability to effectively manage our inventories.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our unaudited consolidated financial statements   and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months ended June 30,
	2025	2024	2023
	US$	US$	US$
Revenue, net	$3,042,988	$7,114,095	$18,403,610
Cost of goods sold	2,547,678	6,182,895	13,913,819
Gross profit	495,310	931,200	4,489,791

Operating expenses
Selling and distribution expenses	3,816	2,136	1,229
General and administrative expenses	1,183,240	386,770	446,187
Total operating expenses	1,187,056	388,906	447,416

Operating (Loss)Income	(691,746)	542,294	4,042,375

Other expenses (income)
Interest expense	-	-	2,900
Other expenses (income), net	(281)	(1,084)	16,592
Total other expenses(income), net	(281)	(1,084)	19,492

(Loss)Income before provision for taxes	(691,465)	543,378	4,022,883

Provision for income taxes	7,641	75,504	498,661

Net (loss)income	$(699,106)	$467,874	$3,524,222

For the Six Months Ended June 30, 2025 and 2024

The following tables summarize the results of our operations for the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increases (or decreases) during such periods.

	Six Months ended June 30, 2025		Six Months ended June 30 2024		Amount Increase	Percentage Increase
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	(Decrease)	(Decrease)
Revenue, net	$3,042,988	100.00%	$7,114,095	100.00%	$(4,071,107)	(57.23)%
Cost of goods sold	2,547,678	83.72%	6,182,895	86.91%	(3,635,217)	(58.79)%
Gross profit	495,310	16.28%	931,200	13.09%	(435,890)	(46.81)%

Operating expenses
Selling and distribution expenses	3,816	0.13%	2,136	0.03%	1,680	78.65%
General and administrative expenses	1,183,240	38.88%	386,770	5.44%	796,470	205.93%
Total operating expenses	1,187,056	39.01%	388,906	5.47%	798,150	205.23%

Operating (Loss)Income	(691,746)	(22.73)%	542,294	7.62%	(1, 234,040)	(227.56)%

Other expenses (income)
Other expenses (income), net	(281)	(0.01)%	(1,084)	(0.02)%	803	(74.08)%
Total other expenses(income), net	(281)	(0.01)%	(1,084)	(0.02)%	803	(74.08)%

(Loss)Income before provision for taxes	(691,465)	(22.72)%	543,378	7.64%	(1,234,843)	(227.25)%

Provision for income taxes	7,641	0.25%	75,504	1.06%	(67,863)	(89.88)%

Net (loss)income	$(699,106)	(22.97)%	$467,874	6.58%	$(1,166,980)	(249.42)%

Sales

During the six months ended June 30, 2025, the Company had sales of $3,042,988 compared to sales of $7,114,095 for the six months ended June 30, 2024, a decrease of $4,071,107, or approximately 57.23%. The three main alcoholic beverages we sell are Chinese liquor, cognac, and whiskey. The combined revenue from our distribution of these products accounted for 84.64% and 97.14% of our total percentage of sales revenue for the six months ended June 30, 2025 and 2024, respectively. As we are a top wholesaler of high-end Chinese liquor, especially sale of Moutai is our most significant operation. For the six months ended June 30, 2025 and 2024, our sales of Moutai were by far the most significant component of our revenues, accounting for 77.72% and 90.97%    of our total percentage of sales revenue in these time periods, respectively.

The decreased sales volume was primarily attributable to depression of economic activities in local market. Since January 2023, the loosening of pandemic-related restrictions in Macau and elsewhere resulted in a recovery of tourism and a rebound in the consumption of alcoholic beverages. However, after the period of revenge spending, the overall economic downturn resulted in reduced demand for alcoholic beverages in Macau, causing a serious contraction of both wholesale market and high-end market. In particular since 2024, the competition is fierce in local market and the local customers much intend to save money, which resulted in lower pricing of the wholesale market. According to Government of Macao Special Administrative Region Statistics and Census Service, although the volume of inbound visitors increased by 15.2% year-on-year in the first five months of 2025, consumption patterns have shifted. Non-gaming spending declined by 13.2% in the first quarter, while retail sales also fell by 15%, reflecting travelers’ cautious spending habits amid global economic uncertainty.

Cost of goods sold

Our cost of goods sold consists of the purchase cost. During the six months ended June 30, 2025, our cost of goods sold was $2,547,678, compared to $6,182,895 for the cost of goods sold for the six months ended June 30, 2024, a decrease of $3,635,217, or approximately 58.79%. The decrease in the cost of sales was primarily attributable to a significant decrease in sales. Another factor was the decrease in the amount of inventory the Company purchased during the same period. The Company purchased approximately 61.99% less inventory during the six months ended June 30, 2025, compared to the six months ended June 30, 2024.

The descend in sales costs is mainly due to decreased sales. Macau has been grappling with an economic depression stemming, people tended to cut back on expenses and focused on saving money. As a result, there has been a noticeable decrease in the demand for alcoholic beverages in Macau. Additionally, due to the instability of unit price of the product, the company preordered the main product in a fair price in 2024 and expected to receive the inventory in 2025. Therefore, the company purchased less inventory during 2025.

Gross profit

Our gross profit decreased from $931,200 for the six months ended June 30, 2024, to $495,310 for the six months ended June 30, 2025, representing a decrease of $435,890, or 46.81%. The decrease in the gross profit is mainly attributed to the significant decrease in the sales of local market, which fell from $4,488,470 for the six months ended June 30, 2024 to $1,039,274 for the six months ended June 30, 2025, a decrease of $3,471,638, or approximately 76.85%.

Gross profit Margin

Our gross profit margin increased from 13.09% for the six months ended June 30, 2024, to 16.28% for the six months ended June 30, 2025, mainly due to a huge proportion of low margin local market for the six months ended June 30, 2024. The sales of local market was $4,488,470, which was approximately 62.90% of the total sales, with a profit margin of 3.58% for the six months ended June 30, 2024, and $1,039,274, which was approximately 34.35% of the total sales, with a profit margin of 3.79% for the six months ended June 30, 2025.

Selling expenses

Selling expenses increased from $2,136 for the six months ended June 30, 2024, to $3,816 for the six months ended June 30, 2025, an increase of $1,680, or approximately 78.65%. The increase is mainly attributed to the increase in marketing expenses, comprised primarily of expenses related to our sales system subscription, advertising, and sales promotion.

General and administrative expenses

Our general and administrative expenses consist of salaries, office expenses, utilities, business travel, amortization expenses, and public company expenses (including legal expenses, accounting expenses and investor relations expenses). General and administrative expenses were $1,183,240 for the six months ended June 30, 2025, compared to $386,770 for the six months ended June 30, 2024, an increase of $796,470 or 205.93%. The increase in general and administrative expenses is mainly due to an increase in professional consulting fees in related to seeking potential M&A.

Income from operations

As a result of the factors described above, operating loss was $691,746 for the six months ended June 30, 2025, compared to operating income of $542,294 for the six months ended June 30, 2024, a decrease in income of approximately $1,234,040, or 227.56%.

Other income and expenses

For the six months ended June 30, 2025 six months ended June 30, 2025 and 2024, other income and expenses consist of the following:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Other loss	$552	$1,344
Other income	(833)	(2,428)
Total other expenses (income), net	$(281)	$(1,084)

Other expenses included interest expense and other loss were $552 for the six months ended June 30, 2025, compared to other expenses of $1,344 for the six months ended June 30, 2024, a decrease of $792, or 58.93%. The decrease in other expenses is mainly due to decreased exchange losses, bank charges and interest expenses.

Other income, which includes gain on acquisition of Macau government interest subsidies, interest earnings on savings, other earnings, exchange gains and losses for the six months ended June 30, 2025 and 2024.

Income (Loss) before income taxes

Our income(loss) before income taxes was $(691,465) for the six months ended June 30, 2025, a decrease of $1,234,843 or 227.25% compared with $543,378 for the six months ended June 30, 2024. The decrease was primarily attributable to decreased margin and decreased sales.

Provision for income taxes

Our provision for income taxes was $7,641 for the six months ended June 30, 2025, a decrease of $67,863 or 89.88% from $75,504 for the six months ended June 30, 2024. The decrease was due to the decrease in net income.

Foreign currency translation

The reporting currency of the Company is U.S. dollars. The results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rates at the balance sheet dates, and equity is translated at the historical exchange rates. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding accounts on the balance sheets. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statements of shareholders’ equity.

Luz’s functional currency is MOP. Assets and liabilities were translated at 8.09 MOP and 8.00 MOP to $1.00 USD at June 30, 2025 and December 31, 2024, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the six months ended June 30, 2025 and 2024 were 8.03 MOP and 8.05 MOP to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Epsium HK’s functional currency is HKD. Assets and liabilities were translated at 7.85 HKD and 7.77 HKD to $1.00 USD on June 30, 2025 and December 31, 2024, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the six months ended June 30, 2025 and 2024 was 7.79 HKD and 7.82 HKD to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Translation adjustments for the six months ended June 30, 2025 and 2024 were $(106,091) and $9,504, respectively. The cumulative translation adjustment and effect of exchange rate changes on cash for the six months ended June 30, 2025 and 2024 were $(6,518) and $(2,644), respectively. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

B. Liquidity and Capital Resources

In assessing our liquidity, we analyze our principal sources, our operating and capital expenditure commitments, our short-term loan commitments, and the ability to obtain additional credit facilities such as bank loans and factoring arrangements in the next 12 months from the date of this annual report. Our primary source of liquidity has been available cash and cash equivalents, which we have generated through operating activities, and we believe that our current level of liquidity is adequate for the expected needs of the Company for the next twelve months.

During the six months ended June 30, 2025 and 2024, our cash on hand and net cash flow from operations activities were historically sufficient to meet our working capital and capital expenditure requirements.

As of June 30, 2025 and December 31, 2024, we had cash of approximately $2,430,160 and $148,828, respectively. For the six months ended June 30, 2025 and 2024, our revenue was approximately $3,042,988 and $7,114,095, respectively, and net cash (used in) provided by operating activities was approximately $(1,927,422) and $(894,433), respectively. We have maintained net positive working capital throughout the six months ended June 30, 2025 and 2024, and maintained working capital of approximately $12,035,883 and $8,050,758 as of June 30, 2025 and December 31, 2024, respectively.

As of June 30, 2025 and December 31, 2024, accounts receivable, net of allowance, were $806,478 and $1,170,209, respectively. Accounts receivable are recorded at the invoiced amount and do not bear interest. Our management reviews the adequacy of our allowance for expected credit loss on an ongoing basis, using historical collection trends and the aging of receivables. Management also periodically evaluates individual customers’ financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary.

As of June 30, 2025 and December 31, 2024, inventories were $4,084,466 and $4,642,982, respectively. As of June 30, 2025 and December 31, 2024, the Company has not made provision for slow moving or obsolete inventory. The decrease in inventory over this period is attributable to the Company taking advantage of suppliers’ lowered prices during the COVID-19 pandemic as a result of decreased demand for alcoholic beverages in 2022. The decreased cost is due to inventory is composed of more products with low unit cost.

We believe we will be able generate sufficient profit for the next 12 months from the date of the annual report, as we are able to grow our revenue and are able to provide the products with contribution margins sufficient to cover fixed and variable expenses in daily operations based on the current operating plan. We also expect to maintain positive operating cash flow as we are able to collect the payments within a period of 90 days.

Based on our current operating plan, we believe that our current cash of $2,430,160 as of June 30, 2025 and our anticipated cash flows generated from operations and the Offering, will be sufficient to meet our cash requirements for the next 12 months from the date of the annual report.

On March 27, 2025, the Company announced the closing of its Offering of 1,250,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares began trading on the Nasdaq Capital Market on March 26, 2025 under the ticker symbol “EPSM.” The Company received aggregate gross proceeds of US$5.0 million from the Offering, before deducting underwriting discounts and other related expenses payable by the Company. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares at the public offering price, less underwriting discounts.

Net proceeds from the Offering will be used for (i) approximately 10% of the net proceeds for sales and product innovation and brand building, (ii) approximately 60% of the net proceeds for the acquisition of, or investment in, assets, technologies, solutions, or businesses that complement our business, (iii) approximately 20% of the net proceeds for general corporate purposes, and (iv) approximately 10% of the net proceeds for reserve and subject to the discretion of the board of directors.

We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand the business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities, such as bank loans and factoring arrangements. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand the business operations and could harm the overall business prospects.

	June 30, 2025	December 31, 2024	Change	Percentage Change
Working Capital:
Total current assets	13,554,311	10,391,449	3,162,862	30.44%
Total current liabilities	1,518,428	2,340,691	(822,263)	(35.13)%
Working Capital:	$12,035,883	$8,050,758	$3,985,125	49.50%

	December 31, 2024	December 31, 2023	Change	Percentage Change
Working Capital:
Total current assets	10,391,449	10,501,230	(109,781)	(1.05)%
Total current liabilities	2,340,691	2,724,208	(383,517)	(14.08)%
Working Capital:	$8,050,758	$7,777,022	$273,736	3.52%

Cash Flow Summary

For the Six months ended June 30, 2025 and 2024

The following table sets forth summary of our cash flows from operations for the six months indicated:

	Six Months ended June 30, 2025	Six Months ended June 30, 2024
Net cash used in operating activities	$(1,927,422)	$(894,433)
Net cash used in investing activities	(1,817)	(83,003)
Net cash provided by financing activities	4,217,089	-
Effect of exchange rate changes on cash	(6,518)	(2,644)
Net increase (decrease) in cash	2,281,332	(980,080)
Cash, beginning of period	148,828	1,316,158
Cash, end of period	$2,430,160	$336,078

Operating Activities

Net cash used in operating activities was $1,927,422 for the six months ended June 30, 2025, an increase of $1,032,989, or 115.49% compared to cash used in operating activities of $894,433 for the six months ended June 30, 2024. The increase in net cash used in operating activities was mainly due to an increase in prepayments, other receivable and inventories, offset by a decrease in net income, account payable, taxes and surcharges payable, other payable for the six months ended June 30, 2025, compared to the same period last year.

Investing Activities

Net cash used in investing activities were $1,817 and $83,003 for the six months ended June 30, 2025 and 2024, respectively, for purchases of term deposit and equipment and intangible assets in connection with our business activities.

Financing Activities

Net cash provided by financing activities was $4,217,089 for the six months ended June 30, 2024, an increase of $4,217,089, or 100.00%, compared to $0 net cash used in financing activities for the six months ended June 30, 2024. The increase in net cash provided by financing activities for the six months ended June 30, 2025 was primarily attributable to an increase in proceeds from issuance of shares, offset by an increase in payments to related parties.

Foreign Currency Translations

The reporting currency of the Company is U.S. dollars. The results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rates at the balance sheet dates, and equity is translated at the historical exchange rates. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding accounts on the balance sheets. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statements of shareholders’ equity.

Luz’s functional currency is MOP. Assets and liabilities were translated at 8.09 MOP and 8.00 MOP to $1.00 USD at June 30, 2025 and December 31, 2024, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the six months ended June 30, 2025 and 2024 were 8.03 MOP and 8.05 MOP to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Epsium HK’s functional currency is HKD. Assets and liabilities were translated at 7.85 HKD and 7.77 HKD to $1.00 USD on June 30, 2025 and December 31, 2024, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to income statements for the six months ended June 30, 2025 and 2024 was 7.79 HKD and 7.82 HKD to $1.00 USD, respectively. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Translation adjustments for the six months ended June 30, 2025 and 2024 were $(106,091) and $9,504, respectively. The cumulative translation adjustment and effect of exchange rate changes on cash for the six months ended June 30, 2025 and 2024 were $(6,518) and $(2,644), respectively. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the six months ended June 30, 2025 and 2024, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Lease Commitments

For the period beginning August 2017 and ending August 2022, the Operating Entity occupied office space located at Alameda Dr. Carlos D’assumpcao, Edf China Civil Plaza 235-243, 14 P, Macau based on a lease entered into between Mr. Son I Tam, our CEO, Chairman, and principal shareholder, in Mr. Tam’s individual capacity, and an unaffiliated lessor (the “Office Lease”). The rent for the Office Lease was paid by the Operating Entity for its usage of the office space. The total commitment for the full lease term was approximately USD $155,000. The Office Lease did not provide an option for lease extension.  Upon expiration in August 2022, Mr. Tam renewed the Office Lease for a one-year period beginning August 7, 2022, and ending August 6, 2023. As of the date of this annual report, the Operating Entity continues to occupy the space and pay the rents due under the Office Lease. The Company intends to have the Operating Entity take over the Office Lease in August 2023 when the Office Lease expires. The total commitment for the entire term of the Office Lease will amount to approximately USD $43,000. In September 2023, the Operating Entity signed the Office Lease for a two-year period beginning September 7, 2023, and ending August 7, 2025. The total commitment for the entire term of the Office Lease will amount to approximately USD $87,000. The Company has utilized the bank loan interest rate as the discount rate for this transaction.

The Operating Entity has entered into a lease agreement for its warehouse comprising 3,654 square feet, which has a lease period from May 2020 to April 2027. The total commitment for the entire duration of the lease is estimated to be around $396,000. The lease agreement does not include any provisions for lease extension. The Company has utilized the bank loan interest rate as the discount rate for this transaction.

The Operating Entity has entered into a lease agreement for its equipment with a lease period ranging from January 2022 to July 2026. Total commitment for the full term of the lease will be approximately $9,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

The Operating Entity has entered into a lease agreement for its parking space with a lease period ranging from November 2022 to October 2024. On October 31, 2024, The Operating Entity renewed its parking space Lease for a two-year period beginning November 1, 2024, and ending October 31, 2026. Total commitment for the full term of the lease will be approximately $7,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

The Operating Entity has entered into a lease agreement for its housing allowance for Son I Tam, the CEO & Chairman of the Company with a lease period ranging from January 2025 to December 2026. Total commitment for the full term of the lease will be approximately $87,000. The contract does not include an option for extension or renewal. The Company uses the bank loan interest rate as the discount rate.

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Lease Cost
Operating lease cost (included in general and administration in the Company’s consolidated statement of operations)	$73,573	$51,503

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the six months ended June 30, 2025 and 2024	$74,005	$59,106
Weighted average remaining lease term – operating leases (in years)	1.63	2.42
Weighted average discount rate – operating leases	5.30%	5.29%

After the adoption of ASC842, the operating lease right-of-use asset and the operating lease liabilities as of June 30, 2025 and December 31, 2024 are as below:

	As of June 30, 2025	As of December 31, 2024
Right-of-Use assets	$171,451	$158,091
Total operating lease assets	$171,451	$158,091

Short-term operating lease liabilities	$107,861	$85,915
Long-term operating lease liabilities	70,684	79,784
Total operating lease liabilities	$178,545	$165,699

Maturities of the Operating Entity’s lease liabilities are as follows:

Operating Leases
Years ending June 30,
2026	$114,074
2027	71,875
2028	-
2029	-
2030	-
Total lease payments	185,949
Less: Imputed interest/present value discount	7,404
Present value of lease liabilities	$178,545

Contingencies

The Company is currently not a party to any material legal proceedings, investigation, or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business, and there can be no assurance that matters arising in the ordinary course of business for which the Company could become involved in litigation will not have a material adverse effect on its business, financial condition, or results of operations.

Summary of Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant accounting estimates are used for, but not limited to, recoverability of the carrying value of long-lived assets, allowance for expected credit loss, slow-moving and obsolete inventory reserve, depreciable lives of property and equipment and the discount rate for leases. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period they are determined.

Revenue Recognition

The Company earns revenues through the marketing, sale, and distribution of alcoholic beverages. The Company adopted ASC 606 and recognizes revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer’s rights to rights to return unsold product. Transfer of control occurs either when products are shipped to or received by the distributor or direct customer, based on the terms of the specific agreement with the customer, if the Company has a present right to payment and transfer of legal title and the risks and rewards of ownership to the customer has occurred. For most of the Company’s product sales, transfer of control occurs upon shipment to the distributor or direct customer. In assessing whether collection of consideration from a customer is probable, the Company considers the customer’s ability and intention to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement, typically 30 days from the invoice date, which occurs on the date of transfer of control of the products to the customer.

A five-step approach is applied in the recognition of revenue under ASC 606: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs, or the net amount earned as commissions. When the Company is a principal, where the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent, where its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

The Company recognizes the product revenues from retail business on a gross basis as the Company is acting as the principal in these transactions and is responsible for fulfilling the promise to provide the specified goods.

Leases

The Company adopted lease accounting standard, ASC Topic 842, Leases (“ASC 842”). The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Company has no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent the Company’s rights to use underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company accounts for lease and non-lease components separately.

Inventories

The Company values inventories at the lower of cost or net realizable value. Net realizable value is based on estimated selling prices less further costs expected to be incurred for completion and disposal. Inventories are the finished goods or commodities that the Company holds to sell. Inventories include finished goods (commodities) and costs to fulfil contracts etc.

The Company uses weighting average method for the inventories. Inventory reserves are provided to cover risks arising from slow-moving items. The estimated obsolescence or unmarketable inventory equals the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions.

At each balance sheet date, inventories are measured at the lower of cost and net realizable value. When the cost of inventory exceeds its net realizable value, provision for diminution in value of inventories is recognized. The Company usually recognizes provision for diminution in value of inventories on the basis of a single inventory item. For the inventory items of large quantity and low price, the Company recognizes provision for diminution in value of inventories based on inventory categories.

The Company adopts the perpetual inventory system. Low-cost consumables and packaging materials are amortized by the once-off amortization method.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption under ASC 740 effected the tax liabilities from uncertain income tax position on the Company’s financial statements.

Recently Issued Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.